Exhibit 4.7

THIS FIRST AMENDING  AGREEMENT  made effective as of the 16th day of December, 2015

BETWEEN:

      ALMADEN MINERALS  LTD., a British Columbia company

OF THE FIRST PART

AND:
ALMADEX MINERALS  LIMITED,  a British Columbia company

OF THE SECOND PART

WHEREAS:

A.	The Parties are parties to an Administrative Services Agreement made effective as of the 15th day of May, 2015 (the "ASA");

B.	All terms used in this First Amending Agreement that are defined in the ASA shall, unless otherwise indicated, have the meanings ascribed to them in the ASA;

C.	The Parties wish to amend the terms of the ASA as hereinafter provided.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by each of the Parties, the Parties hereby agree that the ASA is hereby amended as follows:

1.        The following is added immediately after Subsection 6.2(d) of the ASA:

"(e)      The Parties acknowledge that the terms of Subsection 6.2(a) were agreed to by the Parties on the basis of the pre-existing and on-going relationship of the Parties such that it was mutually understood that no notice of termination would be given by either Party without advance planning on the part of both Parties to permit an orderly transition and minimize business disruption following the giving of such notice. If, however, either Party is subject to a Change of Control during the term of this Agreement (such Party referred to in this Subsection 6.2(e) as the "Target") there will not be adequate time for such advance planning and, notwithstanding anything to the contrary contained in this Agreement, the Parties agree that upon a Change of Control the Manager's engagement hereunder shall, unless otherwise agreed to in writing by both

Parties, automatically terminate 48 hours after the Change of Control with immediate effect and the Target shall forthwith upon such termination pay to the other Party $2 million as compensation for the unplanned termination of the Manager's engagement hereunder and the significant disruption to the business of the other Party as a result of such unplanned termination, such amount being a genuine pre-estimate by the Parties of the loss such other Party will suffer as a consequence thereof. For purposes of this Agreement, "Change of Control" means the date upon which, without the Target's written concurrence therewith, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the Target which equals or exceeds twenty percent (20%) of the then issued common shares of the Target."

2. Except as amended by this First Amending Agreement, all terms and conditions of the ASA shall remain unchanged and continue to be in full force and effect.
3. This First Amending Agreement may be executed in one or more counterparts and may be delivered by facsimile or other means of electronic transmission, all of which shall be deemed to constitute one and the same original instrument.

IN WITNESS WHEREOF the Parties have caused this First Amending Agreement to be duly executed as of the date first above written.

ALMADEN MINERALS LTD.

Per:
Morgan Poliquin
CEO & President

ALMADEX MINERALS LIMITED

Per:
Douglas McDonald
Vice President & Director